Via Edgar

September 6, 2022

Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Scienjoy Holding Corporation
Amendment No. 6 to Registration Statement on Form F-3 (“Registration Statement”)
Filed August 15, 2022
File No. 333-259951

Dear Mr. Derby:

On behalf of our client, Scienjoy Holding Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 26, 2022, (the “Staff’s Letter”), regarding the Company’s Amendment No. 6 to Registration Statement on Form F-3 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and the Staff’s comments are presented in bold Italics.

Amendment No. 6 to Registration Statement on Form F-3

General

1.	We note your response to prior comment 3. Please revise your disclosures in this section to clarify that control or benefits that accrue to you because of the VIEs are as a result of conditions you have satisfied for consolidation of the VIEs under U.S. GAAP.

In response to the Staff’s comment, the Company has revised the disclosure on Page 10 accordingly.

2.	Please revise the heading for each table presented to indicate these are consolidating financial statements rather than consolidated financial statements. We note your response to prior comment 4. Please clarify whether your selected condensed consolidating financial data includes any investment or share of income/(loss) from WXZJ and its VIEs for any period presented.

In response to the Staff’s comment, the Company has revised the disclosure on Page 14 accordingly. The Company acknowledges the Staff’s comment and respectfully advises the Staff that the selected condensed consolidating financial data does not include any investment or shares of income/(loss) from WXZJ and its VIEs for the periods presented.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 646-367-1744. Thank you.

Sincerely yours,

/s/ Lan Lou
Lan Lou
Partner